Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of Purple Innovation, Inc. (f/k/a Global Partner Acquisition Corp.), and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: May 18, 2018

Scott Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By: /s/ Scott Miller

Scott Miller, for himself and as the

Managing Member of the General

Partner (for itself and on behalf of

the Funds and the Investment

Manager)